Exhibit (a)(5)(L)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MICHAEL RUBIN, on Behalf of Himself and All Others Similarly Situated,

Plaintiff,

v.

FX ALLIANCE INC., PHILIP Z. WEISBERG, KATHLEEN CASEY, CAROLINE CHRISTIE, JAMES L. FOX, GERALD D. PUTNAM, JR., JOHN C. ROSENBERG, PETER TOMOZAWA, ROBERT TRUDEAU, THOMSON REUTERS CORPORATION, THOMCORP HOLDINGS INC., and CB TRANSACTION CORP.,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. 7730-VCP

MEMORANDUM OF UNDERSTANDING

WHEREAS, this Memorandum of Understanding (“Memorandum”) is entered into as of August 9, 2012, by and among the parties to the action captioned Rubin v. FX Alliance Inc., C.A. No. 7730-VCP pending before the Court of Chancery of the State of Delaware (the “Court of Chancery” or the “Court”) (the “Action”), to document the agreement in principle for the settlement of the Action on the terms and subject to the conditions set forth herein;

WHEREAS, on July 9, 2012, FX Alliance, Inc. (“FXall” or the “Company”), a Delaware corporation, and Thomson Reuters Corporation (“Thomson Reuters”) announced that the Company and subsidiaries of Thomson Reuters had entered into a definitive merger agreement (“Merger Agreement”) pursuant to which Thomson Reuters subsidiaries would acquire FXall, via a tender offer made by CB Transaction Corp. (“Merger Sub”), a Delaware corporation and a direct wholly-owned subsidiary of Thomcorp Holdings Inc. (“Thomcorp”), a Delaware corporation and an indirect wholly-owned subsidiary of Thomson Reuters, for an aggregate purchase price of approximately $616 million (the “Merger”);

WHEREAS, Merger Sub’s tender offer, for $22.00 per share of FXall common stock, is initially scheduled to expire at 12:00 midnight, New York City time on Tuesday, August 14, 2012 (the “Proposed Transaction”);

WHEREAS, on July 13, 2012, an FXall stockholder, Michael Rubin (“Rubin” or “Plaintiff”), filed a putative class action lawsuit challenging the Proposed Transaction on behalf of the public stockholders of FXall in the Supreme Court of the State of New York, New York County (the “New York State Court”), against FXall, the members of its board of directors (the “Board”), Thomson Reuters, Thomcorp and Merger Sub (collectively, “Defendants”) titled Michael Rubin v. FX Alliance, Inc., et al., Index No. 652450/2012 (the “Rubin NY Action”);

WHEREAS, on July 18, 2012,  the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”) concerning the Proposed Transaction (as amended, the “14D-9”);

WHEREAS, on July 19, 2012, an FXall stockholder, Dart Seasonal Products Retirement Plan (“Dart”, together with Rubin, “New York Plaintiffs”) filed a substantially similar putative class action lawsuit on behalf of the public stockholders of FXall in New York State Court, challenging the Proposed Transaction against FXall, the Board, and Thomson Reuters titled Dart Seasonal Products Retirement Plan v. FX Alliance, Inc., et al., Index No. 652509/2012 (the “Dart NY Action,” together with the Rubin NY Action, the “New York Actions”);

WHEREAS, on July 20, 2012, Dart moved the New York Court by Order to Show Cause to consolidate the New York Actions, appoint Rubin and Dart as co-lead plaintiffs and Weiss & Lurie and Robbins Geller Rudman & Dowd, LLC as co-lead counsel;

WHEREAS, on July 23, 2012, Dart provided counsel for the Defendants with a copy of Plaintiff’s First Request for Production of Documents to Defendants;

WHEREAS, on July 24, 2012, Dart served a subpoena duces tecum for the production of documents on J.P. Morgan Securities, LLC (“JP Morgan”), FXall’s financial advisor in connection with the Proposed Transaction;

WHEREAS, on July 24, 2012, Rubin and Dart filed amended class action complaints (each an “Amended Complaint”) in their respective New York Actions;

WHEREAS, on July 24, 2012, in conjunction with providing copies of the Amended Complaints, Rubin and Dart advised Defendants that they had prepared and would be presenting to the New York State Court a motion to expedite discovery by Order to Show Cause;

WHEREAS, on July 26, 2012, the parties conferred with respect to, inter alia, Dart’s motion for consolidation, co-lead plaintiff and co-lead counsel; Dart’s outstanding discovery requests; Dart’s motion to expedite discovery; and the Delaware choice-of-forum provision in the Company’s charter;

WHEREAS, on July 26, 2012, the New York Plaintiffs were informed that the Company intended to move to enforce language contained in the Company’s charter that states that “[t]he Court of Chancery of the State of Delaware shall be the sole and exclusive form for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation’s stockholders . . . or (iv) any action asserting a claim against the Corporation governed by the internal affairs doctrine.”

WHEREAS, on July 26, 2012, Dart sent an email to Defendants containing a pared-down list of discovery the New York Plaintiffs planned to seek in connection with expedited proceedings in anticipation of filing a motion for preliminary injunction;

WHEREAS, on July 26, 2012, the New York Plaintiffs conducted research regarding the enforceability of the aforementioned provision in the Company’s charter and considered whether they should continue to litigate the New York Actions, or alternatively, file a class action lawsuit in the Court of Chancery in Delaware;

WHEREAS, on July 26, 2012, Stipulations of Voluntary Discontinuance Without Prejudice Pursuant to C.P.L.R. 32l7(a)(2) and (c) were filed in the respective New York Actions by agreement of the parties;

WHEREAS, on July 27, 2012, Rubin filed the Action in the Delaware Court of Chancery, a class action lawsuit substantially similar to the Amended Complaints filed in the New York Actions alleging, among other things, that  the Individual Defendants breached their fiduciary duties in connection with the Proposed Transaction by failing to maximize stockholder value and by failing to disclose material information in the 14D-9 which Plaintiff contends is necessary for FXall stockholders to make a fully informed decision whether to tender their shares in the tender offer,  including information regarding FXall’s financial projections, the background to the Merger (including potential strategic alternatives and initiatives), and the valuations and assumptions underlying the financial analysis performed by J.P. Morgan.  The Action also asks the Court for injunctive or other equitable relief;

WHEREAS, on July 27, 2012, Rubin provided to Defendants a draft of New York Plaintiffs’ motion to expedite discovery that was to be presented to the New York State Court, which the New York Plaintiffs believed might serve as a tool to assist the parties in discussing the parameters of expedited discovery in the Action;

WHEREAS, Defendants have agreed to accept service in the Action as of July 30, 2012, and, with the exception of objections to service of process, retain all of their rights, objections and defenses in response to the Complaint, including objections to personal jurisdiction;

WHEREAS, on July  31, 2012, the Parties agreed to, and Rubin filed in this Court, a [Proposed] Stipulated Case Management and Class Certification Order (“Case Management Order”), providing for (i) certification of a class, without prejudice to any party’s ability to later seek to decertify, limit, extend, or otherwise modify or redefine the Class; (ii) appointment of a lead plaintiff and co-lead counsel; (iii) expedited discovery; and (iv) expedited briefing and argument of a motion for preliminary injunction by Rubin (“PI Motion”);

WHEREAS, also on July 31, 2012, the Court granted the Case Management Order, scheduling a hearing on the PI Motion on August 13, 2012;

WHEREAS, the parties engaged in expedited discovery between July 31, 2012 and August 7, 2012, including the production of certain non-public documents concerning, inter alia,  the process leading up to the proposed transaction and the valuation of the Company, including Board minutes, Board presentations and JP Morgan’s financial analyses;

WHEREAS, on August 5, 2012, having reviewed the documents produced by Defendants as well as the 14D-9 and other public filings and publicly available materials, and in consultation with a financial expert, co-lead counsel made a written settlement demand on Defendants, which, among other things, included additional disclosures to be contained in an amendment to the 14D-9;

WHEREAS, on August 6, 2012, co-lead counsel conducted the deposition of Anu Aiyengar, Managing Director of J.P. Morgan & Co.;

WHEREAS, on August 7, 2012, co-lead counsel conducted the deposition of Philip Weisberg, Chairman and CEO of FXall;

WHEREAS, on August 7, 2012, counsel for all parties to the Action began engaging in arm’s length negotiations concerning Plaintiff’s demands for further disclosure to FXall’s stockholders and possible resolution of the Action;

WHEREAS, under the Case Management Order entered by the Court on July 31, 2012, the deadline for Plaintiff’s Opening Brief in Support of the Motion for Preliminary Injunction was August 8, 2012 at 12:00 noon and the deadline for Defendants’ Answering Briefs in Opposition to Plaintiff’s Motion for a Preliminary Injunction was August 10, 2012;

WHEREAS, on August 8, 2012, the Parties agreed and Plaintiff filed in this Court a Stipulated Modified Case Management Order seeking the Court’s permission to modify the briefing schedule to help facilitate the resolution of this Action;

WHEREAS, pursuant to the Stipulated Modified Case Management Order entered by the Court on August 8, 2012, the deadline for Plaintiff’s Opening Brief in Support of the Motion for Preliminary Injunction was extended to August 8, 2012 at 12:00 midnight and the deadline for Defendants’ Answering Briefs in Opposition to Plaintiff’s Motion for a Preliminary Injunction was extended to August 10, 2012 at 3 pm;

WHEREAS, Plaintiff has prepared and was ready to file Plaintiff’s Opening Brief in Support of the Motion for Preliminary Injunction on August 8, 2012 by 12:00 midnight;

WHEREAS, Plaintiff in the Action represents that he has owned at all relevant times and continues to own FXall common stock;

WHEREAS, counsel for the Plaintiff in the Action and counsel for Defendants in the Action have engaged in extensive arm’s-length negotiations concerning Plaintiff’s demands for further disclosure to FXall’s stockholders and a possible settlement of the Action;

WHEREAS, counsel for all parties to the Action have reached an agreement in principle, set forth in this Memorandum, providing for the settlement of the Action between and among Plaintiff, on behalf of himself and the putative Class (as defined below), and Defendants, on the terms and subject to the conditions set forth below (the “Settlement”);

WHEREAS, Defendants have consented to the conditional certification of the Action as a class action pursuant to Court of Chancery Rule 23 for settlement purposes only, as defined in ¶ 4(a) hereinafter;

WHEREAS, Plaintiff and his counsel have taken into consideration the strengths and weaknesses of Plaintiff’s claim and have determined that a settlement of the Action on the terms reflected in this Memorandum is fair, reasonable, adequate and in the best interests of Plaintiff and the putative Class, confers a substantial benefit upon them and that it is reasonable to pursue a settlement of the Action based upon the procedures outlined herein and the benefits and protections offered herein;

WHEREAS, entry into the Memorandum by Plaintiff is not an admission as to the lack of any merit of any of the claims asserted in the Action; and

WHEREAS, Defendants, solely to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegations made in the Action, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled and dismissed on the terms reflected in this Memorandum;

NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the parties, the parties to the Action have agreed as follows this 9th day of August, 2012:

1.         As a result of the negotiations between and among the parties, it is agreed that, in consideration for the full settlement and release of the Settled Claims (as defined below), FXall will issue additional disclosures set forth in an amendment to FXall’s 14D-9 to be filed with the SEC no later than August 9, 2012 and attached hereto as Exhibit A (the “Disclosures”).  Without admitting any wrongdoing, Defendants acknowledge that the filing and prosecution of the Action and discussions with Plaintiff’s counsel were the sole cause for the Disclosures.  Plaintiff’s counsel have proposed, reviewed, commented on and approved the Disclosures.

2.         The parties to the Action will use their best efforts to agree upon, execute and present to the Court within 30 days of consummation of the Merger a formal stipulation of settlement (“Stipulation”) and such other documents as may be necessary and appropriate to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Action in the manner contemplated herein and by the Stipulation.

3.         All proceedings in the Action, except for those related to the Settlement, shall be stayed.  The Stipulation shall provide that all proceedings in the Action, except for Settlement-related proceedings in the Court, shall be stayed until the Settlement-related proceedings are concluded.

4.         The Stipulation shall include, among other things, the following provisions:

(a)        the confirmation of the conditional certification of the Action as a non opt-out class action pursuant to Court of Chancery Rule 23 on behalf of a Class consisting of all record and beneficial owners of FXall common stock during the period beginning on May 18, 2012, through the date of the consummation of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them (the “Class,” to be composed of “Class Members”).  Excluded from the Class are Defendants, members of the immediate family of any Defendant, any entity in which a Defendant has or had a controlling interest, and the legal representatives, heirs, successors or assigns of any such excluded person;

(b)        an agreement to a form of notice to submit for Court approval (when approved by the Court, the “Notice”).  FXall shall be responsible for providing Notice of the Settlement to the members of the Class in the form and manner directed by the Court.  FXall shall pay all costs and expenses incurred in filing and publishing the Disclosures and providing Notice of the Settlement to the Class Members, with the understanding that such Notice is to be made by U.S. Mail unless otherwise ordered by the Court;

(c)        the complete discharge, dismissal with prejudice on the merits, release and settlement, to the fullest extent permitted by law, of all known and unknown claims of every nature and description whatsoever, against Defendants and their respective predecessors, successors-in-interest, parents, subsidiaries, affiliates, representatives, agents, insurers, trustees, executors, heirs, spouses, marital communities, assigns or transferees and any person or entity acting for or on behalf of any of them and each of them, and each of their predecessors, successors-in-interest, parents, subsidiaries, affiliates, representatives, agents, insurers, trustees, executors, heirs, spouses, marital communities, assigns or transferees and any person or entity acting for or on behalf of any of them and each of them (including, without limitation, any investment bankers, accountants, insurers, reinsurers or attorneys and any past, present or future officers, directors and employees of any of them) (collectively, the “Released Parties”), that have been or could have been asserted by Plaintiff or any member of the Class in their capacity as stockholders, related to the Merger, in any forum, including class, derivative, individual, or other claims, whether state, federal, or foreign, common law, statutory, or regulatory, including, without limitation, claims under the federal securities laws, arising out of, related to, or concerning (i) the allegations contained in the Action, (ii) the Merger, (iii) the 14D-9 and any amendments thereto or any other disclosures relating to the Merger, including but not limited to Schedule TO, or alleged failure to disclose, with or without scienter, material facts to stockholders in connection with the Merger, (iv) the events leading to the Merger, (v) the negotiations in connection with the Merger, (vi) any agreements relating to the Merger, and any compensation or other payments made to any of the Defendants in connection with the Merger, (vii) any alleged aiding and abetting of any of the foregoing, and (viii) any and all conduct by any of the Defendants or any of the other Released Persons arising out of or relating in any way to the negotiation or execution of this Memorandum and any subsequent Stipulation of Settlement (collectively, the “Settled Claims”); provided, however, that the Settled Claims shall not include the right of the Plaintiffs or any members of the Class to enforce in the Court the terms of the Stipulation or any claims for appraisal pursuant to 8 Del. C. § 262;

(d)       that Plaintiff and his respective agents, including without limitation his counsel, will receive from Defendants and Released Persons, as well as their successors and assigns, a full release from any and all claims, including with respect all Settled Claims and unknown claims as defined herein, arising out of the institution, prosecution, settlement or resolution of the Action; provided, however, that the Defendants and Released Persons shall retain the right to enforce in the Court the terms of this Memorandum, the Settlement or the Stipulation;

(e)        a statement that Defendants have denied, and continue to deny, that any of them have committed or have threatened to commit any violations of law or breaches of duty to the Plaintiff, the Class or anyone else;

(f)                                a statement that Defendants are entering into the Settlement solely because it will eliminate the uncertainty, distraction, burden, and expense of further litigation;

(g)        a statement that Plaintiff believes that his claim had substantial merit when filed and are settling these claims because he believes that the Disclosures will provide substantial value to the stockholders of FXall;

(h)        a statement that entry into the Settlement by Plaintiff is not an admission as to the lack of any merit of any of the claims asserted in the Action;

(i)         a statement that Plaintiff has concluded that the Settlement is fair and adequate, and that it is reasonable to pursue the Settlement based upon the terms and procedures outlined herein;

(j)                                  a statement that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in future proceedings;

(k)        an Order, subject to further Order of the Court, that pending Final Court Approval of the Settlement, Plaintiffs and all members of the Class, and any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Settled Claims, either directly, representatively, derivatively or in any other capacity, against any Released Person; and

(l)         a statement that:  (i) the release contemplated by the Stipulation shall extend to claims that the parties granting the release (the “Releasing Parties”) do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing

Parties’ decision to enter into the release; (ii) the Releasing Parties shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code; and (iii) the Releasing Parties shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

Plaintiff acknowledges, and the members of the Class shall be deemed by operation of the entry of a final order and judgment approving the Settlement to have acknowledged, that the foregoing waiver was separately bargained for, is an integral element of the Settlement, and was relied upon by each and all of the Defendants in entering into the Settlement.

5.         This Memorandum shall be null and void and of no force and effect, unless otherwise agreed to by the parties pursuant to the terms hereof, if:  (a) the Settlement does not obtain Final Court Approval for any reason; (b) the Merger is not consummated for any reason; or (c) the Court declines to certify a mandatory non-opt out Class as requested in the Stipulation.  In the event any party withdraws from the Settlement, this Memorandum shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action.  Should the Stipulation not be executed or not be consummated in accordance with the terms described herein, or the Merger not be consummated for any reason, the Settlement shall be null and void and of no force and effect, and shall not be deemed to prejudice in any way the position of any party with respect to the litigation.  In such event, and consistent with the applicable evidentiary rules, neither the existence of this Memorandum nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other proceeding, provided, however, that nothing herein shall preclude use of the Memorandum in connection with any application for an award of fees and expenses by Plaintiff’s counsel.

6.         No fees or expenses shall be paid to counsel for Plaintiff by Defendants pursuant to the Memorandum in the absence of consummation of the Proposed Transaction and approval of the release set forth in Paragraph 4(c).  Plaintiff and Plaintiff’s counsel reserve the right to make a fee application if the Proposed Transaction is not consummated, and Defendants reserve all rights to oppose such an application.

7.         Upon Final Approval of the Settlement, each member of the Class covenants not to sue, and each member of the Class shall be barred from suing, any Defendant or any other Released Person for any Settled Claim.

8.         If any action is currently pending or is later filed in state or federal court asserting claims that are related to the subject matter of the Action prior to Final Court Approval of the proposed Settlement, Plaintiff shall cooperate with the Defendants in obtaining the dismissal or withdrawal of such related litigation, including, where appropriate, joining in any motion to dismiss such litigation.

9.         This Memorandum will be executed by counsel for the parties to the Action, each of whom represents and warrants that they have the authority from their client(s) to enter into this Memorandum and bind their clients thereto.  Plaintiff represents and warrants that he has been a stockholder of FXall at all relevant times, that as of the date hereof, he continues to hold his stock in the Company, and shall provide written proof thereof before execution of the Stipulation, and that none of Plaintiff’s claims or causes of action referred to in any complaint in the Action or this Memorandum have been assigned, encumbered, or in any manner transferred in whole or in part.

10.       This Memorandum, the Stipulation, and the Settlement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to Delaware’s principles governing choice of law.  The parties agree that any dispute arising out of or relating in any way to this Memorandum, the Stipulation, or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court, and the parties expressly waive any right to demand a jury trial as to any such dispute.

11.                            This Memorandum may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this Memorandum.

12.       The provisions contained in this Memorandum shall not be deemed a presumption, concession or admission by any party of any fault, liability, wrongdoing, or any infirmity or weakness of any claim or defense, as to any facts or claims that have been or might be alleged or asserted in the Action, or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided expressly herein.

13.       This Memorandum shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors, and assigns.

14.       Subject to the terms and conditions of this Memorandum, the terms and conditions of the Stipulation contemplated hereby and subject to Final Approval of the Settlement and such fees and expense by the Court, FXall (or its successor in interest) and/or its insurance carrier shall pay such fees and expenses as may be awarded by the Court.  The parties agree to negotiate the amount of attorneys’ fees and expenses in good faith after all substantive elements of the Stipulation have been agreed upon.  Plaintiff agrees not to seek fees or expenses from the Court in excess of the amount negotiated and agreed to with counsel for Defendants in the Action, assuming such negotiations are successful and agreement is reached.  Plaintiff agrees that there shall be only one application for a fee award, and that such application shall be made in the Court.  In the event the parties are unable to reach agreement concerning such fees and expenses, Defendants may oppose the amount of any application for fees and expenses made by Plaintiff.  If the parties are unable to reach agreement regarding a reasonable award of fees and expenses, the parties intend to, and do, preserve all arguments in connection with any petition for attorneys’ fees and expenses by Plaintiff’s counsel to the extent that such arguments do not directly contradict the facts set forth herein.  However, any failure by the parties to reach agreement in the Stipulation on an amount of fees and expenses, or by the Court to approve the amount of such fees, shall not affect the validity of the Settlement.  FXall (or its successor in interest) and/or its insurance carrier shall pay the fees and expenses awarded to Plaintiff’s counsel within ten business days after the entry of the Court’s order awarding such fees.  In the event that any such order is reversed or modified on appeal, Plaintiff’s counsel are jointly and severally obliged to refund to Defendants the amount by which the fees and expenses were reduced and all interest accrued or accumulated thereon within ten business days.  Co-lead counsel shall be solely responsible for allocating any fee awarded by the Court among counsel for any settlement class member.  Except as provided herein, neither Plaintiff nor Plaintiff’s counsel nor any member of the Class shall seek any other fees, expenses or compensation relating to the Action, and the Released Persons shall bear no other expenses, costs, damages, or fees alleged or incurred by the Plaintiff, by any member of the Class, or by any of his attorneys, experts, advisors, agents, or representatives.

15.       The parties to the Action will present the Settlement to the Court for hearing and approval as soon as reasonably practicable following dissemination of appropriate notice to Class members, and will use their individual and FXall best efforts to obtain Final Court Approval of the Settlement and the dismissal of the Action with prejudice as to all claims asserted or which could have been asserted against the Defendants in the Action and without costs to any party, except as expressly provided herein.  As used herein, “Final Court Approval” of the Settlement means that the Court has entered an order approving the Settlement in accordance with the Stipulation, and such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for re-argument, appeal or review, by leave, writ of certiorari, or otherwise, has expired.

16.       The “Effective Date” of the settlement shall be the date on which the Order of the Court approving the settlement and dismissal of the Action becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, writ of certiorari, lapse of time or otherwise.

17.       This Memorandum may be executed in any number of actual or telecopied counterparts and by each of the different parties on several counterparts, each of which when so executed and delivered will be an original.  The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Memorandum effective as of the date set forth above.

DATED: August 9, 2012

	O’KELLY ERNST BIELLI & WALLEN, LLC		RICHARDS LAYTON & FINGER, P.A.

By:	/s/ Ryan M. Ernst	By:	/s/ Gregory P. Williams
	Ryan M. Ernst (#4788) 901 N. Market St., Suite 1000 Wilmington, DE 19801 (302) 778-4000 (302) 295-2873 (fax)		Gregory P. Williams (# 2168) Robert L. Burns (#5314) Christopher Lyons (#5493) One Rodney Square 920 North King Street Wilmington, Delaware 19801 Tel.: (302) 651-7700 Fax: (302) 651-7701

OF COUNSEL:

WEISS & LURIE

JOSEPH H. WEISS

RICHARD A. ACOCELLI

1500 Broadway, 16th Floor

New York, NY 10036

Telephone: 212/682-3025

212/682-3010 (fax)

ROBBINS GELLER RUDMAN & DOWD LLP

SAMUEL H. RUDMAN

MARK S. REICH

ANDREA Y. LEE

58 South Service Road, Suite 200

Melville, NY 11747

Telephone: 631/367-7100

631/367-1173 (fax)

Counsel for Plaintiff Michael Rubin

OF COUNSEL:

KIRKLAND & ELLIS LLP

Yosef J. Riemer

Adam T. Humann

Shireen A. Barday

601 Lexington Avenue

New York, NY 10022

Telephone: 212/446-4800

212/446-4900 (fax)

Counsel for Defendants FX Alliance, Inc., Philip Z. Weisberg, Kathleen Casey, Carolyn Christie, James L. Fox, Gerald D. Putnam, Jr., John C. Rosenberg, Peter Tomozawa, Robert Trudeau

POTTER ANDERSON CORROON LLP

By:	/s/ Stephen C. Norman
Stephen C. Norman (# 2686) Hercules Plaza, 6th Floor 1313 N. Market Street P.O. Box 951 Wilmington, Delaware 19899-0951 Tel.: (302) 984-6038 Fax: (302) 778-6038

OF COUNSEL:

FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP

DAVID B. HENNES

JUSTIN SANTOLLI
One New York Plaza
New York, New York 10004
Telephone:  212/859-8000
212/859-4000 (fax)

Counsel for Defendants Thomson Reuters Corporation, Thomcorp Holdings Inc., and CB Transaction Corp.